

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Chew Kwang Yong
Chief Financial Officer
HomesToLife Ltd
6 Raffles Boulevard, #02-01/02
Marina Square, Singapore 039594

> **Re: HomesToLife Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted May 31, 2024**
> **CIK No. 0002023153**

Dear Chew Kwang Yong:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please revise to disclose the basis for your statement that you are one of "the leading home furniture retailers" and the metric by which you have made this determination. Make the same revision in the Business and Management's Discussion and Analysis of Financial Condition and Results of Operations sections. Refer to Item 4(B)(7) of Form 20- F.

Implications of Being a Controlled Company, page 5

2. Here and elsewhere as appropriate, please disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.

Risk Factors, page 7

3. We note your disclosure on page 48 that your industry is "heavily reliant on consumer

spending, housing market conditions, and design trends." Please provide a risk factor addressing the risk of your reliance on these conditions.

Use of Proceeds, page 33

4.   We note your disclosure that a portion of the proceeds of this offering will be used to open new stores in Singapore and other Asian countries. Please disclose in which parts of Singapore and other Asian counties you anticipate opening new stores and, if known, describe the assets you intend to acquire and their cost. Refer to Item 3.C of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

5.   We note your disclosure on page 33 that a portion of your proceeds will go toward research and development. Please provide a description of your research and development policies for the last three years, if any, as well as disclosure regarding your anticipated research and development efforts. See Item 5(C) of Form 20-F.

Business, page 51

6.   We note your disclosure on page 60 regarding the terms of the Products Supply Agreement. Also disclose the terms of the Distribution Agreement.

Management
Compensation of Directors and Officers, page 79

7.   Please update both the Equity Incentive Plan and Incentive Compensation sections to provide this information as of the fiscal year ended December 31, 2023.

8.   We note your disclosure that you do not maintain any cash incentive programs for directors or officers. We also note that footnote 1 on page 79 discloses that compensation for such directors and officers includes "incentives earned from client referral as stipulated in their employment contracts." Please reconcile this disclosure.

Related Party Transactions, page 81

9.   Please provide the required disclosure for the three preceding financial years through the date of the prospectus. See Item 7(B) of Form 20-F.

Legal Matters, page 105

10.   We note your disclosure here and on page 32 regarding legal matters as to Singapore law that are being passed upon for you by Icon Law. Please file a consent of Icon Law. Refer to Securities Act Rule 436

Combined Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

11. Please make arrangements with your auditors to provide a dated audit opinion. Refer to Rule 2-02(a)(1) of Regulation S-X.

Combined Balance Sheets, page F-3

12. Please tell us why the title for the amount due from former shareholder line item is appropriate, when you disclose in Note 10 on page F-18 that Golden Hill BVI owes you these amounts. As noted on pages 52 and 53, they appear to continue to be a related party as well as a current shareholder. Also, tell us in detail and disclose the nature of the transactions in which the temporary advances discussed on page F-18 originated. In addition, disclose if and when these temporary advances were repaid. If these temporary advances have not yet been repaid, please tell us your basis in GAAP for presenting these amounts as assets on your balance sheet, rather than as a deduction from shareholders' equity. Refer to SAB Topics 4.E and 4.G.

Combined Statements of Operations, page F-4

13. Please breakout the material components of other income, net. Refer to Rule 5-03.7 through .9 of Regulation S-X.

General

14. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

15. You state that certain economic conditions, such as inflation, have impacted your business. Please identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company. If inflation has materially impacted your business, identify actions planned or taken, if any, to mitigate inflationary pressures. If recent inflationary pressures have materially impacted your operations, revise your risk factors to identify such pressures and how your business has been affected.

16. In an appropriate place, please describe the 2024 Incentive Securities Plan, a form of which is to be filed as Exhibit 99.2.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jane Tam